STELLAR BIOTECHNOLOGIES RECEIVES APPROVAL TO WARRANT AMENDMENT

PORT HUENEME, CA (November 2, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) announces that it has received approval from the TSX Venture Exchange to amend 6,153,000 share purchase warrants by extending the expiry date an additional twelve months, from November 14, 2012 to November 14, 2013 and reducing the exercise price of the warrants to CDN $0.71 per share.

The warrants form part of a non-brokered private placement (“Private Placement”) which closed on November 15, 2010 consisting of 6,213,000 units issued at a purchase price of CDN $0.60 per unit. Each unit consisted of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share on or before November 14, 2012, at an exercise price of CDN $0.90 per share if exercised on or before November 14, 2011 and CDN $1.15 per share if exercised from November 15, 2011 to November 14, 2012. An aggregate of 640,000 units in the Private Placement were subscribed for by insiders of the Company, including 60,000 units by a director of the Company. The warrants held by the director are not being amended. No warrants issued under the Private Placement have been exercised to date.

The Company will provide written notice to the warrant holders advising them that the warrants have been amended.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Darrell Brookstein

Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases